

John Parker

LEAD INVESTOR Invested **$250,000** this round

Springhood is leading this Wefunder raise because TMA represents the kind of bold, scalable innovation we look for—solutions that make healthcare work better for kids and families. TMA's end-to-end platform simplifies access to care and aligns incentives across the system, with a clear focus on families navigating complex health needs. We invest in teams with the vision and discipline to execute, and TMA's founders bring both. Their patient-focused approach, strong early traction, and scalable model give them a real shot at reshaping how care is delivered—and at building a category-defining company that delivers both impact and strong returns.